

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

Via E-mail
Zeev Joseph Kiper, President
Super Light, Inc.
23 A HaMe'eri Street
Givatayim, 53332 Israel

> **Re: Super Light, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 4, 2011**
> **File No. 333-174435**

Dear Mr. Kiper:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Management's Discussion and Analysis, page 17
Expenditures, page 20

1. We note your response to comment three of our letter dated September 29, 2011. Please revise your tabular disclosure here to clearly distinguish between the Inspection and Verification line item and your disclosure on pages 18 and 19 regarding the costs associated with inspection and verification.

Certain Relationships and Related Transactions, page 35

2. We partially reissue comment seven of our letter dated September 29, 2011. With respect to the loan from Ms. Hana Abu, please revise to also provide the largest aggregate amount of principal outstanding during the period for which disclosure is provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director